

17016846

UNITED STATES
ITIES AND EXCHANGE COMMISSION
ing Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response...... 12.00	

NUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 1 2017
Washington DC
406

SEC FILE NUMBER
8-66859

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FinTech Clearing LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15260 Ventura Blvd. - 20th Floor
(No. and Street)

Sherman Oaks	CA	91403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 404-303-8840 Ext 1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Michael Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FinTech Clearing LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CFO / Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FinTech Clearing, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements For the Year Ended December 31, 2016

FinTech Clearing, LLC

Financial Statements For the Year Ended December 31,2016

TABLE OF CONTENTS



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Member
FinTech Clearing, LLC

We have audited the accompanying statement of financial condition of FinTech Clearing, LLC as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of FinTech Clearing, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FinTech Clearing, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, the Company has been unable to generate revenues to sustain its operations and has continued to receive funds from the Member to meet its obligations. In absence of any sustainable revenues, there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with regards to this matter.

The information contained in Schedule I, II and III (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of FinTech Clearing, LLC's financial statements. The supplemental information is the responsibility of FinTech Clearing, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE℠

FinTech Clearing, LLC

Statement of Financial Condition
As Of December 31, 2016

Assets	
Cash unrestricted	$ 417,175
Cash segregated for benefit of customers	4,126
Deposits	113
Total Assets	$ 421,414
Liabilities	
Accounts payable	$ 2,300
Customer liabilities	2,925
Total liabilities	5,225
Member's equity	
Member's equity	416,189
Total liabilities and member's equity	$ 421,414

The accompanying notes are an integral part of these financial statements

FinTech Clearing, LLC

Statement of Operations
For the Year Ended December 31, 2016

Revenue	
Fee income	$ 5,602
Interest	204
Total revenue	5,806
Expenses	
General administrative	7,269
Occupancy and equipment rental	21,083
Professional fees	95,612
Bonds and insurance	2,820
Licenses and taxes	2,640
Regulatory fees	39,906
Taxes	800
Interest	50
Total expenses	$ 170,180
Net income (loss)	$ (164,374)

The accompanying notes are an integral part of these financial statements

FinTech Clearing, LLC

Statement of Change In Member's Equity
For the Year Ended December 31, 2016

	Member's Equity
Balance at December 31, 2015	$ 45,288
Member's Contribution	$ 535,275
Net income (loss)	$ (164,374)
Balance at December 31, 2016	$ 416,189

The accompanying notes are an integral part of these financial statements

FinTech Clearing, LLC

Statement of Cash Flows
For the Year Ended December 31, 2016

Cash flow from operating activities:		
Net loss	$	(164,374)
Adjustments to net loss		
Cash Segregated		(4,126)
Accounts payable		(5,109)
Deposits and prepaid expenses		30,632
Customer deposits		2,925
Net cash used in operating activities		(140,052)
Cash flow from financing activities:		
Member's contributions		535,275
Net cash provided by financing activities		535,275
Net increase in cash		395,223
Cash at beginning of year		21,952
Cash at end of year	$	417,175

Supplemental disclosure of cash flow information:		
Cash paid for:		
Income taxes	$	800
Interest expense	$	50

The accompanying notes are an integral part of these financial statements

FinTech Clearing, LLC

Notes To Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FinTech Clearing, LLC, (the "Company") formerly known as FlashFunders Securities, LLC, is a wholly owned subsidiary of FlashFunders, Inc. The Company was first organized in Delaware on January 3, 2005 and was qualified to do business in the State of California on January 15, 2005. In 2005, the Company became a registered broker/dealer in securities under the Securities Exchange Act of 1934, as amended, to provide investment banking services and strategic consulting services. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

In February 2016, the Company submitted a Continuing Membership Application to The Financial and Regulatory Authority ("FINRA") to change the Company's net capital classification from a minimum of $5,000 to $250,000. The application requested regulatory approval to remove the exemptive relief provided under Rule 15c3-3(k)(2)(i) and will become fully subject to SEC Rule 15c3-3 - The Customer Protection Rule - thereby permitting the Company to hold customer funds in a Special Reserve Account. The Company received regulatory approval from FINRA on September 8, 2016.

Subsequent to FINRA approval, the Company changed its name from FlashFunders Securities, LLC to FinTech Clearing, LLC in November 2016.

Advisory fees consist of retainers that are paid after letters of agreement are signed for consulting and investment banking business, as well as success fees upon the closing of transactions in which the Company participated.

The Company utilizes a web-based platform at www.flashfunders.com to offer the private placement of unregistered securities pursuant to Rule 506(c) of Regulation D ("Reg D") and Regulation Crowdfunding ("Reg CF"). These securities are issued by companies wishing to raise capital from investors who are subject to certain requirements and limitations as set forth in both Reg D and Reg CF. The Company receives fees from the issuers based on a percentage of the capital raised via the platform.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company recognizes its advisory fees when earned, usually after completion of the assignment or upon invoicing of non-refundable retainers or fee payments, in accordance with written terms of its engagement agreements.

FinTech Clearing, LLC

Notes To Financial Statements
December 31, 2016

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2: INCOME TAXES

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated as a disregarded entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax. As of December 31, 2016, the income tax provision consists of the following:

Franchise tax	$ 800
Gross receipts tax	
Total income tax provision	$ 800

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

Note 3: RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Europlay Capital Advisors, LLC, ("Europlay"), whereby the Company pays Europlay for use of its facilities, and other operating costs. During the year, the Company incurred and paid expenses of $26,508 in accordance with the terms of the agreement with no balance due to Europlay as of the year ending December 31, 2016.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

FinTech Clearing, LLC

Notes To Financial Statements
December 31, 2016

Note 4: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Company management has reviewed the accounting standards updates issued by the FASB that were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ending December 31, 2016. Based upon this review, the Company has implemented the pronouncements that require adoption (if any). They have also concluded that the remaining pronouncements have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 5: GOING CONCERN

The Company has suffered losses from operations and minimal revenue which raises substantial doubt about its ability to continue as a going concern. Management's plan is to continue to infuse capital into the business on a regular basis to keep its operation. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 6: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule 15c3-l also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $414,467 which was $164,467 in excess of its required net capital of $250,000; and the Company's ratio of aggregate indebtedness ($5,225) to net capital was 0.01 to 1, which is less than the 15 to 1 maximum allowed.

Note 7: RECONCILIATION OF THE NET CAPITAL COMPUTATION TO THE COMPANY'S CORRESPONDING FORM X-17A-5 PART IIA FILING FOR DECEMBER 31, 2016

Net Capital per Company's unaudited Form X-17A-5 Part IIA filing	$ 415,267
Adjustments:	
Increase in state tax accrual (see Note 2)	(800)
Net Capital per Company's audited Form X-17A-5 Part IIA filing	$ 414,467

FinTech Clearing, LLC

Notes To Financial Statements
December 31, 2016

Note 8: SUBSEQUENT EVENTS

On January 7, 2017, FlashFunders, Inc. ("FlashFunders") the sole member parent entity of FinTech Clearing, LLC entered into a Stock Purchase Agreement ("SPA") whereby Boustead & Company Limited, Inc. ("Boustead") agrees to purchase all outstanding ownership shares of FlashFunders. The closing of the SPA transaction is subject to the Company receiving approval by The Financial Industry Regulatory Authority ("FINRA") and on January 30, 2017, the Company filed an application with FINRA for approval of the change in its indirect ownership. The Company expects to receive FINRA approval for the closing of the SPA in the second quarter of 2017.

Supplemental Information

FinTech Clearing, LLC

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1
As of December 31, 2016

Computation of net capital		
Members' equity	$	416,189
Total members' equity		416,189
Less: Non-allowable assets		
Deposits and prepaid expenses		113
Total non-allowable assets		113
Net capital before haircuts		416,076
Less: Haircuts on securities		
Haircut on certificate of deposit		1,609
Total haircuts on securities		1,609
Net Capital		414,467
Computation of net capital requirements Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness		348
Minimum net capital per Rule 15c3-1		250,000
Net capital required (greater of the above)		250,000
Excess net capital	$	164,467
Aggregate indebtedness		5,225
Ratio of aggregate indebtedness to net capital		.01 to 1

See independent auditor's report

FinTech Clearing, LLC

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to SEC Rule 15c3-3
As of December 31, 2016

Credit balances		
Free credit balances and other credit balances in customers' security accounts.	$	2,925
Monies borrowed collateralized by securities carried for the accounts of customers		--
Monies payable against customers' securities loaned		--
Customers' securities failed to receive		--
Credit balances in firm accounts which are attributable to principal sales to customers		--
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		--
Market value of short security count differences over 30 calendar days old		--
Market value of short securities and credits in all suspense accounts over 30 calendar days		--
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		--
Total credits		2,925
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		--
Securities borrowed to effectuate short sales by customers and securities borrowed for delivery on customers' securities failed to deliver		--
Failed to deliver of customers' securities not older than 30 calendar days		--
Other debit items		--
Total debits		--
Reserve computation		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"		2,925
Amount on deposit in Reserve Bank Account as of year ending December 31, 2016		4,126
Required deposit as of year ending December 31, 2016		--

See independent auditor's report

FinTech Clearing, LLC

Schedule III
Information Relating to Possession or Control Requirements
Pursuant to SEC Rule 15c3-3
As of December 31, 2016

Customers' fully paid securities and excess margin securities not in the Company's possession and control as of the report date, but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3	--
Number of items	0
Customer fully paid securities and excess margin securities to which instructions to reduce the possession and control have not been issued as of the report date, excluding items as permitted by Rule 15c3-3	--
Number of items	0

See independent auditor's report

FinTech Clearing, LLC
Report on Compliance Provisions
Report Pursuant to Provisions of 17 C.F.R. § 240.15c3-1 and 240.15c3-3(e)
For the Year Ended December 31, 2016



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have examined FinTech Clearing, LLC's statements, included in the accompanying Assertions Regarding Compliance, that (1) FinTech Clearing, LLC's internal control over compliance was effective through the year ending December 31, 2016; (2) FinTech Clearing, LLC's internal control over compliance was effective as of March 10, 2017; (3) FinTech Clearing, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016; and (4) the information used to state that FinTech Clearing, LLC was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from FinTech Clearing, LLC's books and records. FinTech Clearing, LLC's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing FinTech Clearing, LLC with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of FinTech Clearing, LLC will be prevented or detected on a timely basis. Our responsibility is to express an opinion on FinTech Clearing, LLC's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether FinTech Clearing, LLC's internal control over compliance was effective through the year ending December 31, 2016; FinTech Clearing, LLC complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of March 10, 2017; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of December 31, 2016 was derived from FinTech Clearing, LLC's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating FinTech Clearing, LLC's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from FinTech Clearing, LLC's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, FinTech Clearing, LLC's statements referred to above are fairly stated, in all material respects.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
March 10, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

FinTech Clearing, LLC

Compliance Report
Pursuant to SEC Rule 15c3-3
As of December 31, 2016

FinTech Clearing LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

(1) The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

(2) The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2016;

(3) The Company's Internal Control Over Compliance was effective as of the end of the most recent fiscal year end through March 10, 2017;

(4) The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2016; and

(5) The information the Company used to state that the Company was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Company.

FinTech Clearing LLC

I, Michael O. Brown, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: 

Michael O. Brown
Chief Financial Officer & Financial Operations Principal

March 10, 2017

FinTech Clearing, LLC
SIPC Annual Assessment Form
December 31, 2016

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, , 2016

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-66859 FINRA DEC
FinTech Clearing, LLC
15260 Ventura Blvd. - 20th Floor
Sherman Oaks, CA 91403

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Brown 404-303-8840 x 1005

2. A. General Assessment (item 2e from page 2) $ 14

B. Less payment made with SIPC-6 filed (exclude interest) (0)
July 28 2016
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $______

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 14

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

FinTech Clearing, LLC
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the 7th day of March , 20 17 .

CFO & Financial Operations Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 16
and ending December 31, 20 16
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,602

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 0

2d. SIPC Net Operating Revenues $ 5,602

2e. General Assessment @ .0025 $ 14

(to page 1, line 2.A.)